Exhibit 99.2

Global Internet of People, Inc. Announces Closing of $26.88 Million Dollar Initial Public Offering

Beijing, China, February 11, 2021/ -- Global Internet of People, Inc. (“SDH” or the “Company”) (NASDAQ: SDH), an operator of a knowledge sharing and enterprise service platform via mobile application and through local centers in China, today announced the closing of its initial public offering of 6,720,000, ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of $26,880,000 before deducting underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 1,008,000 shares at the public offering price, less underwriting discounts, and commissions. The offering closed on February 11, 2021 and shares began trading on NASDAQ capital market on February 9, 2021, under the ticker symbol “SDH.”

ViewTrade Securities, Inc., a global provider of brokerage, investment banking, corporate advisory and trading platform services, acted as sole book-running manager for the offering, National Securities Corporation acted as Co-Underwriter. Hunter Taubman Fischer & Li LLC is acting as counsel to the Company. Ellenoff Grossman & Schole LLP is acting as counsel to the underwriters with respect to this offering.

Registration statements on Form F-1 (File Nos. 333-233745 and 333-252879) relating to the offering were filed with the Securities and Exchange Commission (“SEC”) and were declared effective by the SEC on February 5, 2021 and February 9, 2021, respectively. The offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus related to the offering are available, via the SEC's website at www.sec.gov, from ViewTrade Securities, Inc. by email at IB@viewtrade.com. Or via standard mail to ViewTrade Securities, Inc. 7280 W. Palmetto Park Road, Suite 310, Boca Raton, Florida 33433.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Internet of People, Inc.

Headquartered in Beijing and Shanghai, Global Internet of People, Inc. operates an online knowledge sharing and enterprise service platform, both online, via a mobile application “Shidonghui App” (the “APP”), and offline, through local offices in Beijing, Shanghai and Hangzhou, as well as 51 local centers operated by some of the Company’s members in 35 cities throughout the PRC. The main services SDH offers to App users are (1) Questions and Answers Sessions and (2) streaming of audio and video courses and programs. The offline services SDH offers to its members are study tours and forums. For more information about the Company, please visit: www.sdh365.com.

For more information, please contact:

The Company:

IR Department

Email: IR@sdh365.com

Investor Relations:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com

Phone:    +1-908-510-2351 (from U.S.)

+86 13811768559 (from China)